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                  GENWORTH LIFE INSURANCE COMPANY OF NEW YORK
                         SURRENDER CHARGE ENDORSEMENT
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This endorsement is effective on the Contract Date. It amends the Definitions section by deleting the Surrender Value definition and adding the following:

Surrender Value - The Contract Value on the date we receive your written request for surrender in our Service Center less any premium tax and charges. These charges include any surrender charge.

The Contract Value Benefits section is amended by deleting the Withdrawal provision and adding the following:

Withdrawal

You may take a withdrawal from the Contract Value prior to the Annuity Commencement Date. The allowable withdrawal amount is subject to limitations as shown on the Contract Data Pages. The amount payable to you will be the amount of the withdrawal, less any surrender charge and premium tax.

You may tell us how to deduct the withdrawal from the Investment Options. If you do not, the withdrawal will be deducted from the Investment Options on a prorata basis. A Portfolio may impose a redemption charge on Subaccount assets that are redeemed from the Portfolio in connection with a withdrawal. The Portfolio determines the amount of the redemption charge. The charge is retained by or paid to the Portfolio. The charge is not retained by or paid to us. The redemption charge may affect the number and/or value of Accumulation Units withdrawn from the Subaccount that invests in that Portfolio and may affect Contract Value.

Surrender Charge

All or part of the amount withdrawn or surrendered may be subject to a surrender charge. The surrender charge is a percentage of each Purchase Payment. The applicable percentage for each Purchase Payment is shown in the Table of Surrender Charges on the Contract Data Pages. The number of years shown in the table represents the number of full and partially completed years since the Purchase Payment was received.

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For each Contract year, an amount equal to the free withdrawal amount may be withdrawn during each Contract year without a surrender charge (the "free withdrawal amount"). The free withdrawal amount is defined on the Contract Data Pages. Any amount withdrawn in excess of the free withdrawal amount may be subject to a surrender charge. For purposes of determining the applicable surrender charge, the amount subject to a surrender charge will be deducted from Purchase Payments on a first-in, first-out basis. Amounts withdrawn that are not subject to surrender charge may be taken as a series of periodic payments instead of a lump sum.

For Genworth Life Insurance Company of New York,

                                                  /s/ David J. Sloane
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                                                  [David J. Sloane]
                                                  President

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